UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69382

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Preferred Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3284 Northside Parkway, NW Suite 150
(No. and Street)

Atlanta	**GA**	**30327**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffery Smith **855-330-6594**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Colson & Company, P.C.
(Name – *if individual, state last, first, middle name*)

600 Galleria Parkway SE, Suite 600	**Atlanta**	**GA**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)







OATH OR AFFIRMATION

I, Jeffery Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Preferred Capital Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

Laurie Harris
Notary Public
My Commission Expires October 10, 2021
Douglas County, Georgia

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREFERRED CAPITAL SECURITIES, LLC

**STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2020

<u>Preferred Capital Securities, LLC</u>

<u>Table of Contents</u>

Report of Independent Registered Public Accounting Firm

Financial Statement

MOORE COLSON
CPAs and Advisors

energy . insight . growth

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Preferred Capital Securities, LLC
Atlanta, Georgia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Preferred Capital Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Preferred Capital Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Preferred Capital Securities, LLC's management. Our responsibility is to express an opinion on Preferred Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Preferred Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Preferred Capital Securities, LLC's auditor since 2015.

Moore, Colson + Company, P.C.

Atlanta, Georgia
February 25, 2021

600 galleria parkway se
suite 600
atlanta, georgia 30339
p 770.989.0028
f 770.989.0201
MooreColson.com

member of **PrimeGlobal** | *An Association of Independent Accounting Firms*

Preferred Capital Securities, LLC

Statement of Financial Condition
December 31, 2020

Assets:		
Cash and cash equivalents	$	6,959,807
Clearing deposit		50,000
Accounts receivable		177,199
Due from related party		43,413
Other receivables		240,630
Furniture, fixtures and equipment, net of accumulated depreciation of $401,018		285,696
Right-of-use asset, net of accumulated amortization of $13,501		7,631
Prepaid expenses and other assets		334,278
Total assets	$	8,098,654
Liabilities:		
Accounts payable and accrued expenses	$	974,377
Lease liability		7,631
Total liabilities		982,008
Member's equity		7,116,646
Total liabilities and member's equity	$	8,098,654

See accompanying notes to financial statement.

Preferred Capital Securities, LLC

Notes to Statement of Financial Condition
December 31, 2020

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Preferred Capital Securities, LLC (the Company) is a Georgia limited liability company that was formed on September 17, 2013, with minimal operations until February 2, 2015 (date approved for membership by the Financial Industry Regulatory Authority (FINRA)). The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member firm of FINRA. The Company's primary operating focuses are to identify capital sources, conduct due diligence, underwrite and manage the selling of security offerings, and address regulatory and compliance matters. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting and are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company holds a substantial amount of its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation (FDIC). The Company maintains cash and cash equivalents in accounts with financial institutions that from time to time exceed the FDIC insured limit. At December 31, 2020, the Company's uninsured cash balances totaled $6,908,143. The Company places its cash and cash equivalents with high-credit-quality institutions and minimizes its credit risk with formal credit policies and monitoring procedures.

Clearing Deposit

The Company is required to maintain a minimum balance of $50,000 with its clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable primarily consist of underwriting expense reimbursements due to the Company under exclusive dealer manager agreements with an investment company.

Other Receivables

Other receivables primarily consist of the amount claimed for the Employee Retention Credit, a tax credit against certain employment taxes under the CARES Act, which totaled $187,735 at December 31, 2020.

Furniture, Fixtures and Equipment, Net

Furniture, fixtures and equipment, net is stated at cost. Depreciation is based on the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily consist of prepaid insurance, prepaid FINRA licensing fees, prepaid broker-dealer sponsorships, prepaid lodging for advisor education meetings and prepaid employee benefits.

Income Taxes

The Company is a limited liability company, and as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through and are reported by the Parent on its respective tax return. Therefore, no provision for income taxes has been made in the accompanying financial statements.

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by relevant taxing authorities. The Company has analyzed its tax positions taken and has concluded that as of December 31, 2020 there are no uncertain tax positions taken or expected to be taken. The Company has recognized no interest or penalties related to uncertain tax positions. The Company and its Parent are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Flow Information

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326)*, which modifies the measurement of expected credit losses of certain financial instruments. The ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and will be applied as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period for which the guidance is effective. The Company adopted this ASU on January 1, 2020 and there was no impact on its financial statements.

NOTE 2 - FURNITURE, FIXTURES AND EQUIPMENT, NET

Furniture, fixtures and equipment, net consists of the following at December 31, 2020:

Furniture and fixtures	$ 313,169
Computer hardware	255,014
Computer software	29,500
Office equipment	89,031
Less accumulated depreciation	(401,018)
Furniture, fixtures and equipment, net	$ 285,696

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires a) the maintenance of minimum net capital and b) that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $6,035,430, which was $5,970,472 in excess of its required net capital of $64,958. The Company's aggregate indebtedness to net capital ratio was 16.14%.

Preferred Capital Securities, LLC

Notes to Statement of Financial Condition
December 31, 2020

NOTE 4 - RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

The Company has an expense sharing agreement with an affiliate under common ownership which is updated annually. Under the agreement, the Company reimburses the affiliate for office rent, utilities, office equipment, phone costs and other miscellaneous reimbursable expenses.

Offering Costs

Offering costs paid by the Company are reimbursed by the issuer of the security offering, who is an affiliate. Offering costs paid by the Company include clearing fees, due diligence costs, advertising and sales costs, and technology costs. As of December 31, 2020, offering costs reimbursements of $43,413 are receivable and included in Due from related party in the Statement of Financial Condition.

Reimbursable Expenses

The Company reimburses an affiliate for routine operational expenses paid on behalf of the Company.

NOTE 5 - LEASES

As of December 31, 2020, an ROU asset and lease liability of $7,631 are included in Right-of-use asset, net and Lease liability in the Statement of Financial Condition, respectively.

Maturities of the lease liability as of December 31, 2020 are as follows:

2021	$	7,044
2022		587
	$	7,631

Preferred Capital Securities, LLC

Notes to Statement of Financial Condition
December 31, 2020

NOTE 6 – PAYCHECK PROTECTION PROGRAM LOAN

In April 2020, the Company issued a note payable to a bank totaling $1,024,625 under the Paycheck Protection Program ("PPP"). The note payable is administered by the Small Business Administration ("SBA") and the loan proceeds were used by the Company for eligible costs during the covered period. The note bore interest at 1% and was scheduled to mature in April 2022. The terms of the note payable provide for the forgiveness of some or all of the principal and interest.

In November 2020, the Company received forgiveness of the principal and accrued interest to date totaling $1,030,659.

NOTE 7 - CONCENTRATIONS

The Company's distribution fee revenues were primarily earned under two wholesaling agreements as the exclusive dealer manager in which the Company marketed and assisted with the offering and sale of securities of an affiliate. Issuer service fees were earned from services provided to the same affiliate. Servicing revenue was earned from services provided to another affiliate.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

In the normal course of operations, the Company may become involved with claims and disputes, and is subject to periodic examinations by regulatory agencies. At December 31, 2020, the Company does not believe there are any claims, disputes, or examinations that would have a material effect on the Company's financial position.

NOTE 9 – RISKS AND UNCERTAINTIES

During the year ended December 31, 2020, the effects of a novel strain of the coronavirus ("COVID-19") pandemic and the related actions by governments around the world to attempt to contain the spread of the virus significantly impacted economic conditions and global markets. The impact of COVID-19 continues to evolve and the extent of its effect on the Company's operational and financial performance will continue to depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration, scope and severity of the pandemic, the actions taken to contain or mitigate its impact (including the distribution and effectiveness of vaccines), and the direct and indirect economic effects of the pandemic and related containment measures, among others.

NOTE 10 – GOING CONCERN

The Company has historically experienced operating losses and negative cash flows and has funded its operations with capital contributions from its Member. The Company is taking several measures to improve its performance. During the third quarter of 2020, the Company secured a revenue contract with a new client. In January 2021, the Company received proceeds totaling $1,032,835 from a second-draw PPP loan. With a contract with an affiliate, the Company's fees for services will increase during 2021. In addition, the Company has increased its cash reserves. Having considered this information, management believes the Company possesses sufficient cash reserves to support its operations through February 25, 2022 as it continues to implement its performance improvement measures. Accordingly, management continues to use the going concern basis in preparing the Company's financial statements, which assumes the Company will continue in operation for a period of twelve months following the date these financial statements are available for issuance.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2021, the date these financial statements were available for issuance. Management has concluded that there were no significant events requiring recognition and/or disclosure in the financial statements, except for the following:

In January 2021, the Company issued a note payable to a bank totaling $1,032,835 under the PPP governed by the Consolidated Appropriations Act, 2021. The note payable is administered by the SBA and the loan proceeds are to be used by the Company for eligible costs during the covered period. The note bears interest at 1% and matures in January 2026. The terms of the note payable provide for the forgiveness of some or all of the principal and interest.

Principal and interest payments may be deferred to the date the bank receives the forgiveness amount from the SBA. The deferral period lasts until ten months after the end of the covered period if the borrower does not apply for forgiveness.